                                                       -------------------------
                                                              OMB APPROVAL
                                                       -------------------------
                                                       OMB Number:     3235-0360
                                                       Expires:    July 31, 2009
                                                       Estimated average burden
                                                       hours per response... 2.1
                                                       -------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

--------------------------------------------------------------------------------
1.   Investment Company Act File Number:             Date examination completed:

     811-3219                                        July 20, 2007
--------------------------------------------------------------------------------
2.   State identification Number:

     AL          AK          AZ        AR            CA            CO
     CT          DE          DC        FL            GA            HI
     ID          IL          IN        IA            KS            KY
     LA          ME          MD        MA            MI            MN
     MS          MO          MT        NE            NV            NH
     NJ          NM          NY        NC            ND            OH
     OK          OR          PA        RI            SC            SD
     TN          TX          UT        VT            VA            WA
     WV          WI          WY        PUERTO RICO
     Other (specify):
--------------------------------------------------------------------------------
3.   Exact name of investment company as specified in registration statement:

     RiverSource Variable Portfolio Income Series, Inc.
--------------------------------------------------------------------------------
4.   Address of principal executive office
     (number, street, city, state, zip code):

     50606 Ameriprise Financial Center, Minneapolis, MN 55474
--------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
RiverSource Variable Portfolio - Income Series, Inc.:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that RiverSource Variable Portfolio - Core Bond Fund, RiverSource Variable Portfolio - Diversified Bond Fund, RiverSource Variable Portfolio - Global Bond Fund, RiverSource Variable Portfolio - Global Inflation Protected Securities Fund, RiverSource Variable Portfolio - High Yield Bond Fund, RiverSource Variable Portfolio - Income Opportunities Fund and RiverSource Variable Portfolio - Short Duration U.S. Government Fund of RiverSource Variable Portfolio - Income Series, Inc. (the Funds) complied with the provisions of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of April 30, 2007 and during the period from December 31, 2006 (the date of our last examination) through April 30, 2007. Management is responsible for the Funds' compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2007 and the period from December 31, 2006 through April 30, 2007, with respect to securities transactions:

- Count and inspection of all securities located in the vault, if any, of Ameriprise Trust Company, the Custodian, without prior notice to management;

- Confirmation of all securities, if any, held by institutions in book entry form (Wells Fargo Bank Minnesota, N.A., The Bank of New York, and The Depository Trust Company);

- Confirmation or examination of underlying documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

- Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

-    Test of selected security transactions since the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2007 and for the period from December 31, 2006 through April 30, 2007 is fairly stated in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and should not be used for any other purpose and is not intended to be and should not be used by anyone other than these specified parties.

                                        KPMG LLP

Minneapolis, MN
July 20, 2007

             MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
                PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of RiverSource Variable Portfolio - Core Bond Fund, RiverSource Variable Portfolio - Diversified Bond Fund, RiverSource Variable Portfolio - Global Bond Fund, RiverSource Variable Portfolio - Global Inflation Protected Securities Fund, RiverSource Variable Portfolio - High Yield Bond Fund, RiverSource Variable Portfolio - Income Opportunities Fund and RiverSource Variable Portfolio - Short Duration U.S. Government Fund of RiverSource Variable Portfolio - Income Series, Inc. (the Funds) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2007 and from December 31, 2006 through April 30, 2007.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2007 and from December 31, 2006 through April 30, 2007, with respect to securities reflected in the investment account of the Funds.

AMERIPRISE FINANCIAL, INC.


By:
    ------------------------------------
    Jeffrey P. Fox,
    Vice President-Investment Accounting